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July 29, 2013

Mr. Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 22, 2013
File No. 333-189753

Dear Mr. Dobbie:

We enclose herewith, on behalf of Marrone Bio Innovations, Inc. (the “Company”), clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 26, 2013. Amendment No. 3 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Recent Developments, page 8

1.	We note your response to our previous comment 2 details the items still outstanding that are holding open the quarter end close process, including reviewing revenue and cost of revenue calculations, finalizing monthly accruals, analyzing the effect on its financial position and results of operations of events that occurred subsequent to March 31, 2013 as disclosed within the prospectus, and obtaining updated fair value calculations. Please expand your disclosure here to include not only disclosure similar to the information contained in your response, but the specific items that have not been finalized including the reasons why these have not been finalized and when you expect these to be finalized.

Justin Dobbie

July 29, 2013

Page Two

Response: The Company has revised the disclosure on page 8 in response to the Staff’s comment.

Use of Proceeds, page 36

2.	You state that the estimated net proceeds of the offering will be $56.5 million based on the mid-point of the range disclosed on the cover page. In your discussion of how you intend to use the proceeds, you only quantify the potential use of up to $28 million of the net proceeds. Please revise to state the approximate amount of the net proceeds intended to be used for each of the purposes identified in this section. To the extent that you have no current specific plan for the net proceeds, or a significant portion of the net proceeds, please revise to include a statement to that effect.

Response: The Company has revised the first sentence of the second paragraph of page 36 in response to the Staff’s comment. The Company confirms that except with respect to the use of up to approximately $28 million of net proceeds to expand capacity at its manufacturing facility through 2014 the Company currently has no specific plans for the remainder of the net proceeds from this offering, as reflected in the last sentence of the second paragraph of page 36. As reflected in the last paragraph on page 36, management will have broad discretion in the use of such proceeds, and the Company has added a cross-reference to the risk factor on page 31 regarding such management discretion.

Capitalization, page 38

3.	We note that the conversion price of your convertible securities varies based upon the initial public offering price of your shares. You currently estimate that the per share offering price will be between $14.00 and $17.00. In preparing your pro forma estimates, you have assumed an initial public offering price of $15.50, the midpoint of the range. When a transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations should be made that give effect to the range of possible results. In view of the importance of the per share offering price to your pro forma estimates, please expand your disclosures to also provide pro forma estimates at the minimum and maximum limits of the range.

Response: The Company has revised the disclosure on pages 39 and 41 in response to the Staff’s comment. In addition, support calculations for the share capitalization sensitivity disclosure and dilution sensitivity disclosure on pages 39 and 41 affected by changes in shares issuable upon conversion of convertible notes and net exercise of warrants are attached hereto as Exhibit A.

Employee Benefit and Stock Programs, page 104

4.	Refer to the disclosures regarding the Marrone Bio Innovations, Inc. Stock Option Plan. We note that the narrative included in Amendment 1 stated that, as of February 25, 2010, a total of 4,500,000 common shares had been authorized for issuance and that 3,174,283 common shares were issuable upon exercise of outstanding options granted under the 2006 plan as of March 31, 2013. The narrative included in this document states that a total of 14,338,251 common shares had been authorized for issuance and that 1,011,415 common shares were issuable upon exercise of outstanding options granted under the 2006 plan. The revision of issuable shares to 1,011,415 appears to accurately reflect the 1 for 3.138458 reverse split that you describe on page 11. The revision of shares authorized for issuance to 14,338,251 shares, does not. In fact it appears to reflect an actual stock split as opposed to a reverse split. Please revise this figure as appropriate and recheck your calculations throughout the filing. Alternatively, please tell us why you believe that shares authorized for issuance are correctly stated.

Justin Dobbie

July 29, 2013

Page Three

Response: The Company has revised the disclosure on page 104 to reflect that the number of shares authorized for issuance under the 2006 plan after giving effect to the reverse stock split is 1,433,825. The Company advises the Staff that due to a proofing error, the size of the 2006 plan was originally reflected as exactly 10 times larger, and the Company has reviewed its calculations throughout the filing.

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note that your reverse stock split will be effective immediately prior to completion of the offering. This reverse split should be retrospectively reflected in the financial statements, selected financial data and elsewhere throughout the filing. If the transaction prevents the auditor from expressing an opinion on the financial statements at the time of filing, we will not object to the filing of a “draft report” in the form that it will be expressed at effectiveness. In this case, the draft report should be accompanied by a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. No registration statement can be declared effective until the preface is removed and the accountant’s report finalized.

Response: The Company has revised the disclosure throughout the prospectus to reflect the completion of the reverse stock split prior to effectiveness of the registration statement and to reflect the reverse stock split retrospectively in the financial statements. In addition, the Company has included a signed statement of its independent registered public accounting firm stating that it expects to be in a position to issue its report in the form presented at effectiveness.

Condensed Consolidated Balance Sheets as of March 31, 2013, page F-38

6.	Please revise the presentation to include the pro forma number of shares of common stock.

Response: The Company has revised the disclosure on page F-38 to in response to the Staff’s comment.

Note 1 Summary of Business, page F-42

7.	In your discussion of the pro forma balance sheet, you state that you are in the process of determining the accounting impact of certain transactions and that you have engaged a third-party valuation firm to assist with estimating the fair values of applicable components of these transactions. Please confirm that the fair value analyses will be completed prior to effectiveness. If completion of the valuation process results in material changes to the financial statements, please note that we will require additional time to review and assess the impact of these changes.

Justin Dobbie

July 29, 2013

Page Four

Response: The pro forma balance sheet as of March 31, 2013 includes certain financing transactions that occurred after March 31, 2013 and had a material impact on the Company’s balance sheet. These transactions include (i) the cash proceeds of $6.5 million from the issuance of convertible notes, (ii) the cash proceeds of $3.7 million from the issuance of promissory notes, and (iii) the partial exchange of $1.25 million of a convertible note into a promissory note. The pro forma balance sheet reflects the cash proceeds from these transactions at face value and the partial exchange of a convertible note into a promissory note at the carrying value of the existing debt.

Based on the conversion features of the convertible notes, the Company determined that these convertible notes are subject to ASC 480 and should be recorded at their estimated fair value on the date of issuance with the difference between the cash received and the estimated fair value of the convertible notes recorded as a non-cash charge in the consolidated statement of operations. Immediately prior to the conversion of the convertible notes into shares of the Company’s common stock in connection with the Company’s initial offering, the convertible notes will be adjusted to their estimated fair value with the change in estimated fair value recorded as a non-cash charge in the Company’s consolidated statement of operations. Upon completion of the offering, the convertible notes will then be derecognized and credited to stockholders’ equity to reflect the common stock issued with no gain or loss recognized.

The fair value analyses to determine the estimated fair values on the date of issuance of these debt transactions will not be completed prior to the anticipated effectiveness of the prospectus. However, the fair value adjustments resulting from both the initial accounting for the convertible notes and the subsequent derecognition of such notes upon completion of an initial public offering would be recorded through stockholders’ equity. Thus, there would be no material impact on the pro forma balance sheet if the initial accounting for these transactions were included.

Although the financing transactions discussed above occurred after March 31, 2013, the Company believes that including the effects of these transactions in the pro forma balance sheet is useful for investors as they relate to additional cash received after March 31, 2013. However, the effects of any fair value adjustments from the convertible notes discussed above on the pro forma balance sheet are immaterial.

8.	Please note that, if you elect to attribute statements regarding fair value measurements to a third-party valuation firm, the firm should be identified and the filing of their written consent is required pursuant to Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K. For guidance, please refer to Question 233.02 in the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company has deleted references to a third-party valuation firm on pages 8, 12, 15, 16, 38, 40, 45 and F-43 of the prospectus.

Other

9.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company notes the Staff’s comment.

10.	Please provide a currently dated consent from the independent registered public accounting firm in your next amendment.

Response: The Company has provided a currently dated and signed consent from its independent public accounting firm with Amendment No. 3.

We appreciate your time and attention to this Amendment No. 3, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (916) 325-1309.

Sincerely,

/s/ Charles S. Farman

Charles S. Farman, Esq.

cc:	J. Nolan McWilliams, Esq. (Division of Corporate Finance)
Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)
Donald J. Glidewell (Marrone Bio Innovations, Inc.)
John W. Campbell, Esq. (Morrison & Foerster LLP)
Alfredo B. D. Silva, Esq. (Morrison & Foerster LLP)
Boris Dolgonos, Esq. (Jones Day)

Enclosures

Exhibit A

Capitalization Share Sensitivity Analysis

			Shares Issuable Upon Conversion of Notes and Exercies of Warrants at
Shares Issuable Upon:	As listed on Page 12	IPO Price Per Share	IPO Price Per Share	$15.50 Per Share	Difference
net exercise of Series A and C Preferred Stock warrants	99,187	$14.00	3,024,521	2,936,146	88,375
conversion of convertible promissory notes	2,805,859	$14.50	2,993,030	2,936,146	56,884
net exercise of variable common stock warrants	31,100	$15.00	2,963,643	2,936,146	27,497

	2,936,146	$15.50	2,936,146	2,936,146	—

		$16.00	2,910,372	2,936,146	(25,774)
		$16.50	2,886,161	2,936,146	(49,985)
		$17.00	2,863,372	2,936,146	(72,774)

Dilution Sensitivity Analysis

Cash Proceeds per $0.50 of IPO Price based on 93% of $0.50 for 4,200,000 shares:	$1,953,000	Shares Outstanding After Offering as listed on page 11:	16,918,560

	$14.00	$14.50	$15.00	$15.50	$16.00	$16.50	$17.00

Change to Cash Proceeds Based on Price	($5,859,000)	($3,906,000)	($1,953,000)	N/A	$1,953,000	$3,906,000	$5,859,000
Shares Outstanding Based on Price	17,006,935	16,975,444	16,946,057	16,918,560	16,892,786	16,868,575	16,845,786

	$(0.34)	$(0.23)	$(0.12)	N/A	$0.12	$0.23	$0.35